October 10, 2024

VIA ELECTRONIC MAIL

SusGlobal Energy Corp.
200 Davenport Road
Toronto, ON M5R 1J2

Attention: Marc Hazout, Executive Chairman, President and Chief Executive Officer

RE: Response to FORM 8-K dated October 3, 2024, filed by SusGlobal Energy Corp.

This letter responds to the Form 8-K dated October 3, 2024, filed by SusGlobal Energy Corp. (“SusGlobal”) and records my strong disagreement with the basis and accuracy of statements made in the disclosure contained under Item 5.02 of SusGlobal’s Form 8-K.

A. SUMMARY OF DISAGREEMENTS WITH DISCLOSURE UNDER ITEM 5.02 OF SUSGLOBAL’s FORM 8-K

I disagree with and seriously question the legal validity of the purported removal of me from my position as a member of the board of directors of SusGlobal on September 27, 2024, by a majority of the shareholders of SusGlobal acting via written consent in lieu of a special meeting in compliance with Article 1, Section 9 of the SusGlobal’s bylaws.

I disagree with the statements made by SusGlobal regarding whetherIbecame a member of the board of Directors of SusGlobal to help facilitate a transaction with an environmental services company at which I was previously employed. I also disagree with the statements made by SusGlobal with respect to the circumstances relating to whether I would lend or invest further in shares of SusGlobal’s common stock.

B. LEGAL VALIDITY OF MAJORITY WRITTEN CONSENT RESOLUTION IN LIEU OF A SPECIAL MEETING OF THE SHAREHOLDERS PUPORTING TO REMOVE ME FROM THE BOARD OF DIRECTORS OF SUSGLOBAL

The copy of the majority written consent resolution (the “Resolution”) in lieu of a special meeting of the shareholders purporting to remove me from the board of directors of SusGlobal provided to me by SusGlobal states in its first paragraph that “[t]he undersigned, being the holders of at least a majority of the outstanding shares of SusGlobal...., do hereby execute this written consent in lieu of a shareholder meeting pursuant to the authority granted by Section 242 [emphasis added] of the Delaware General Corporation Law.” My review of the Delaware General Corporation Law indicates that Section 242 does not deal with consent of stockholders in lieu of a meeting; Section 242 deals with the amendment of a certificate of incorporation of a Delaware company. Accordingly, I disagree with and seriously question the legal validity and effectiveness of the purported attempt to remove me from the board of directors of SusGlobal by way of the September 27, 2024, Resolution. In addition, I disagree with the statement made by SusGlobal that the Resolution complies with Article 1 Section 9 of the bylaws of SusGlobal. My review of Article 1 Section 9 of the SusGlobal bylaws, which deals with the consent of stockholders in lieu of a meeting, indicates the following requirement for a written consent resolution, such as the Resolution: “Every written consent shall bear the date of signature of each stockholder who signs the consent.” The SusGlobal Resolution does not comply with this requirement of the bylaws of SusGlobal - out of more than two dozen signed written consents to the Resolution only one bears the date of signature. Lastly, I note that for many of the holders named as consenting to the Resolution the form of signature does not appear to reflect the legal identity of the actual registered holder of shares of common stock of SusGlobal. For example, Mr. Hazout personally signed the Resolution as an individual but as publicly disclosed by SusGlobal in its latest filed Form 10-K, those shares are held and registered on the books of SusGlobal in the name of by Travellers International Inc.

C. DISAGREEMENTS WITH DISCLOSURES MADE IN ITEM 5.02 OF FORM 8-K

The topic of facilitating a transaction with my former employer was not discussed at any time prior to and during my engagement with SusGlobal.

From February 2023 to June 2024, working in the best interest of SusGlobal, I introduced SusGlobal and board colleagues to representatives of my former employer, their business partners and industry relationships all of whom are industry leaders globally as well as in Canada. Apparently, my former employer and one of its international partners determined SusGlobal was not a suitable development partner.

I have been singled out of the four independent Directors for not paying a prorated portion of SusGlobal’s filing fees. I understand that several of my Board colleagues have also not contributed to paying filing fees.

Since February 2024, I have repeatedly requested certain financial information from senior management be provided to the board of directors that would validate the sources and uses of proceeds from financings (debt) received during Q4 2023 through the end of Q2 2024. I have advised that until this information is furnished to the board of directors, I will not be inclined to contribute to paying filing fees.

In conclusion, it is my intention to continue as a member of the board of directors of SusGlobal unless I receive a written opinion of SusGlobal’s Delaware legal counsel, upon which I may rely, confirming that the September 27, 2024, Resolution is valid and effective in removing me from the board of directors of SusGlobal.

Please confirm to me in writing when this response has been filed with the SEC as an amendment to the SusGlobal Form 8-K dated October 3, 2024.

Yours truly,

Bruce Rintoul